Press Release Sources: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Evotec and Sanofi in exclusive talks to create an Evotec-led

Infectious Disease open innovation R&D platform

•	Evotec-led platform open to academia, biotechnology and pharmaceutical companies, foundations, and government agencies

•	Evotec to expand current initiatives to accelerate research and development (“R&D”) of novel anti-infectives

•	Sanofi to transfer approximately 100 employees to Evotec

•	Sanofi to license more than 10 infectious disease R&D assets to Evotec while retaining option rights for development and commercialization

•	Transaction excludes Sanofi’s vaccine R&D unit and related projects

•	Sanofi to provide support to Evotec including a one-time, upfront payment of 60 million euros to support success of Infectious Disease assets

•	Transaction is expected to close in the first half of 2018

Hamburg, Germany and Paris, France – March 2018 - Evotec AG and Sanofi have entered into exclusive negotiations for Evotec to accelerate infectious disease research and development through a new open innovation platform near Lyon, France.

In support of this platform, Sanofi will license most of its infectious disease research and early-stage development portfolio and transfer its infectious disease research unit to Evotec. The transaction excludes the vaccine R&D unit and related projects. Evotec will combine its drug discovery and development expertise with these new assets and experts, committing to the expansion and acceleration of anti-infective drug discovery and development through open collaborations with other pharmaceutical and biotechnology companies, foundations, academia, and government agencies. More than 150 scientists within the Evotec platform will be active in this field.

Sanofi will pay Evotec an initial, one-time, cash upfront payment of €60 million and provide significant further long-term funding to ensure support and progression of the portfolio. Sanofi will retain certain option rights on the development, manufacturing and commercialization of anti-infective products and will continue to be involved in infectious disease through its vaccines research and development and its global health programs.

Under the agreement, Evotec will integrate Sanofi’s infectious disease research unit, which includes more than 100 employees, into its global drug discovery and development operations. The transferred positions will be associated with specific commitments of employment for 5 years and will continue to be based near Lyon, taking advantage of the location’s scientific and medical ecosystems.

Evotec will expand its existing long-term initiatives focused on innovation to fight infectious diseases including the maintenance of a portfolio of projects aimed at diseases affecting the developing world. The focus of drug discovery will at the outset be on new mode-of-action antimicrobials.

Dr Werner Lanthaler, Chief Executive Officer of Evotec, said: “Since the acquisition of Euprotec (UK) in 2014, Evotec has had a significant strategic interest and demonstrated expertise in infectious diseases research, with an ambition to grow and become the drug discovery and development leader in this space together with its partners. We are pleased to be working and expanding our strategic relationship with Sanofi, which has a long history in providing novel anti-infective agents to markets globally. Finding a way to motivate more public funding and academic initiatives for the progress of novel anti-infectives on Evotecs´platform will be a key success factor for this initiative.”

“Sanofi has a long and established history in the fight against infectious diseases, and we remain committed to addressing global health challenges through our development efforts and vaccines,” says Dr Elias Zerhouni, President Global R&D for Sanofi. “Research in the field of anti-infectives is an area where building critical mass through partnering is particularly important. This new French based open innovation center will benefit from the high quality science ecosystem. Evotec is a trusted partner in drug discovery and has the ambition and capacity to become a real leader in the fight against infectious diseases.”

This transaction is expected to close in the first half of 2018, subject to finalization of definitive agreements and completion of the appropriate social process. This project will be conducted in full respect of social dialogue with employee’s representatives.

About Infectious Diseases

Infectious diseases are caused by bacteria, viruses, fungi or parasites and can be spread, directly or indirectly, from one person to another. Treatments for infectious diseases include antibiotics and anti-viral medications. Today, infectious diseases propagated by bacteria are becoming increasingly resistant to many antibiotics and any use of antibiotics reduces the effectiveness of these drugs for other patients. The World Health Organization (WHO) has deemed antibiotic resistance to be one of the three greatest threats to human health today. Almost a million people die of resistant infections a year. It is also estimated that by 2050, 10 million lives a year and a cumulative 100 trillion dollars of economic output are at risk due to the rise of drug resistant infections if solutions to this problem are not identified now. Thus, there is a critical need to research and develop medical solutions to combat antibiotic resistant bacteria.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

About Evotec

Evotec is a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists.

Drug discovery solutions are provided in form of fee-for-service work, integrated drug discovery alliances, development partnerships, licensing of innovative drug candidates and consulting arrangements.

The Company operates worldwide and has leading scientific experts, state-of-the-art technologies as well as key therapeutic expertise in the areas of neuroscience, diabetes and complications of diabetes, pain and inflammation, oncology and infectious diseases.

Sanofi Media Relations Contact Jean-Baptiste Froville Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com Sanofi Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Evotec Media Relations Contact

Hinnerk Rohwedder

+ 49 (0)40 56081-281

hinnerk.rohwedder@evotec.com

Evotec Investor Relations Contact

Gabriele Hansen,

Tel :+49.(0)40.56081-255

gabriele.hansen@evotec.com

Forward-Looking Statements

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